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                            March 25, 2024

       Mark Andersen
       Chief Financial Officer
       FibroBiologics, Inc.
       455 E. Medical Center Blvd.
       Suite 300
       Houston, Texas 77598

                                                        Re: FibroBiologics,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 15,
2024
                                                            File No. 333-277019

       Dear Mark Andersen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2024, letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure in the Plan of Distribution on page 124 that GEM and GYBL are underwriters
within the meaning of Section 2(a)(11) of the Securities Act. Please disclose that GEM and
GYBL are underwriters on the cover page.
       General

   2. We note your response to comment 3 and re-issue in part. Please disclose whether the
                                                        Registered Stockholders
engaged in any short selling of the company   s securities or other
                                                        hedging activities
prior to entering into the GEM SPA.
 Mark Andersen
FibroBiologics, Inc.
March 25, 2024
Page 2


       Please contact Jimmy (CF) McNamara at 202-551-7349 or Laura Crotty at 202-551-7614
with any other questions.



                                                       Sincerely,
FirstName LastNameMark Andersen
                                                       Division of Corporation
Finance
Comapany NameFibroBiologics, Inc.
                                                       Office of Life Sciences
March 25, 2024 Page 2
cc:       Brian Fenske
FirstName LastName